# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SunOpta Inc., CIK 0000351834
CUSIP: 8676EP108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7078 Shady Oak Road, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-006789
Filed by CIK 0001954661

## Reporting persons
- CastleKnight Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CastleKnight Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CastleKnight Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CastleKnight Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Weitman Capital LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aaron Weitman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SunOpta Inc.
Address of issuer's principal executive offices: 7087 Shady Oak Road, Eden Prairie, Minnesota, 55344

## Item 2. Person Filing
Name of person filing:
CastleKnight Master Fund LP
CastleKnight Fund GP LLC
CastleKnight Management LP
CastleKnight Management GP LLC
Weitman Capital LLC
Aaron Weitman
Address of principal business office or, if none, residence:
CastleKnight Master Fund LP
Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

CastleKnight Fund GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

CastleKnight Management GP LLC
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Weitman Capital LLC
c/o Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America

Aaron Weitman
c/o CastleKnight Management LP
888 Seventh Avenue, 24th Floor
New York, New York 10019
United States of America
Citizenship:
CastleKnight Master Fund LP - Cayman Islands
CastleKnight Fund GP LLC - Delaware
CastleKnight Management LP - Delaware
CastleKnight Management GP LLC - Delaware
Weitman Capital LLC - New Jersey
Aaron Weitman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Percent of class:
CastleKnight Master Fund LP - 0%
CastleKnight Fund GP LLC - 0%
CastleKnight Management LP - 0%
CastleKnight Management GP LLC - 0%
Weitman Capital LLC - 0%
Aaron Weitman - 0%
Sole power to vote or to direct the vote:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Shared power to vote or to direct the vote:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Sole power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0
Shared power to dispose or to direct the disposition:
CastleKnight Master Fund LP - 0
CastleKnight Fund GP LLC - 0
CastleKnight Management LP - 0
CastleKnight Management GP LLC - 0
Weitman Capital LLC - 0
Aaron Weitman - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- CastleKnight Master Fund LP: By: CastleKnight Fund GP LLC, its general partner, By: Weitman Capital LLC, its managing member, /s/ Aaron Weitman, Aaron Weitman, Manager (05/15/2026)
- CastleKnight Fund GP LLC: By: Weitman Capital LLC, its managing member, /s/ Aaron Weitman, Aaron Weitman, Manager (05/15/2026)
- CastleKnight Management LP: By: CastleKnight Management GP LLC, its general partner, By: Weitman Capital LLC, its managing member, /s/ Aaron Weitman, Aaron Weitman, Manager (05/15/2026)
- CastleKnight Management GP LLC: By: Weitman Capital LLC, its managing member, /s/ Aaron Weitman, Aaron Weitman, Manager (05/15/2026)
- Weitman Capital LLC: /s/ Aaron Weitman, Aaron Weitman, Manager (05/15/2026)
- Aaron Weitman: /s/ Aaron Weitman, Aaron Weitman (05/15/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.